Exhibit 99.1

HAFNIA LIMITED: Cancellation of treasury shares

Reference is made to the announcement made by Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”) on 27 January 2025 regarding the finalisation of the share buyback program announced on 2 December 2024.

The Company has today cancelled 12,681,253 shares repurchased pursuant to the share buyback program during the period from 2 December 2024 to 27 January 2025. A further 40,000 shares held in the Company’s treasury account with its transfer agent outside the VPS and DTC systems have also been cancelled.

Following these cancellations, the total number of issued shares in the Company is 499,842,279, of which 60,974 shares are held in treasury by the Company.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.